UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File No. 001-40387

THE LION ELECTRIC COMPANY

(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Management Proxy Circular

99.2	Notice of Meeting

99.3	Form of Proxy

99.4	Voting Information Form

99.5	Access Notice

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY

Date: April 28, 2023	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President & Chief Financial Officer